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Exhibit

Exhibit            Description

99.1                 Announcement on 2021/04/12: To announce related materials on acquisition of machinery and equipment

99.2                 Announcement on 2021/04/13: Supplement to the unsecured straight corporate bond issuance authorized by the Board of Director resolution passed on February 24th, 2021

99.3                 Announcement on 2021/04/14: UMC will convene Q1 2021 Investor Conference

99.4                 Announcement on 2021/04/23: To announce related materials on acquisition of machinery and equipment

99.5                 Announcement on 2021/04/28: Announcement of board meeting approved the consolidated financial statements for the first quarter of 2021

99.6                 Announcement on 2021/04/28: The board meeting approved capital budget execution

99.7                 Announcement on 2021/04/28: The Board of Directors Approved the Cancellation of Restricted Shares to Employees Stock Awards

99.8                 Announcement on 2021/04/28: The Board of Directors resolved to release the managerial officer from non-competition restrictions

99.9                 Announcement on 2021/04/28: UMC’s donation to National Tsing Hua University

99.10               Announcement on 2021/04/28: The board of directors approved the investment in TGVest Asia Partners II(Taiwan), L.P.

99.11               Announcement on 2021/04/28: UMC announced its operating results for the first quarter of 2021

99.12               Announcement on 2021/04/28: The Board of Directors resolved to issue the unsecured zero coupon euro exchangeable bonds

99.13               Announcement on 2021/04/07: March Revenue

99.14               Announcement on 2021/04/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2021/03/19~2021/04/12

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$1,212,820,850;

total transaction price: NT$1,212,820,850

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

LAM RESEARCH INTERNATIONAL SARL; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: Base on purchase order payment term

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: NA

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.2

Supplement to the unsecured straight corporate bond issuance authorized by the Board of Director resolution passed on February 24th, 2021

1. Date of the board of directors’ resolution: NA

2. Name [issue no.__ of (secured, unsecured) corporate bonds of ___________ (company)]:

United Microelectronics Corporation 1st unsecured straight corporate bond issuance in 2021

3. Total amount issued: NT$9,600 million; 5-year bond for NT$5,500 million, 7-year bond for NT$2,000 million and 10-year bond for NT$2,100 million

4. Face value per bond: NT$1 million each

5. Issue price: At par

6. Issuance period: 5 years, 7 years and 10 years

7. Coupon rate: Fixed rate, 0.57% p.a., 0.63% p.a. and 0.68% p.a. for 5-year, 7-year and 10-year bond respectively

8. Types, names, monetary values and stipulations of collaterals: N/A

9. Use of the funds raised by the offering and utilization plan:

purchase of equipment and environmental protection related expenditures

10. Underwriting method: Public offering through underwriters

11. Trustees of the corporate bonds: CTBC Bank Co., Ltd

12. Underwriter or agent: Yuanta Securities Co., Ltd as the lead underwriter

13. Guarantor(s) for the issuance: None

14. Agent for payment of the principal and interest: CTBC Bank Co., Ltd

15. Certifying institution: None

16. Where convertible into shares, the rules for conversion: N/A

17. Sell-back conditions: None

18. Buyback conditions: None

19. Reference date for any additional share exchange, stock swap, or subscription: N/A

20. Possible dilution of equity in case of any additional share exchange, stock swap, or subscription: N/A

21. Any other matters that need to be specified: None

Exhibit 99.3

UMC will convene Q1 2021 Investor Conference

1. Date of institutional investor conference: 2021/04/28

2. Time of institutional investor conference:17:00

3. Location of institutional investor conference: Online teleconference

4. Outline of institutional investor conference:

UMC Q1 2021 Financial and Operating Results

5. Any other matters that need to be specified: None

Exhibit 99.4

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2021/03/16~2021/04/23

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$1,485,885,781;

total transaction price: NT$1,485,885,781

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Applied Materials South East Asia Pte. Ltd.; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: Base on purchase order payment term

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: NA

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.5

Announcement of board meeting approved the consolidated financial statements for the first quarter of 2021

1. Date of the financial reports submitted to the board of directors or approved by the board of directors: 2021/04/28

2. Date of the financial reports approved by the audit committee: 2021/04/28

3. Start and end dates of financial reports of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2021/01/01~2021/03/31

4. Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 47,097,012

5. Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 12,494,302

6. Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 7,621,747

7. Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 10,983,069

8. Profit (loss) accumulated from 1/1 to end of the period (thousand NTD): 9,888,898

9. Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 10,427,915

10. Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 0.85

11. Total assets end of the period (thousand NTD): 394,262,154

12. Total liabilities end of the period (thousand NTD): 144,589,394

13. Equity attributable to owners of parent end of the period (thousand NTD): 249,577,370

14. Any other matters that need to be specified: NA

Exhibit 99.6

The board meeting approved capital budget execution

1. Date of the resolution of the board of directors or shareholders meeting: 2021/04/28

2. Content of the investment plan: capital budget execution

3. Projected monetary amount of the investment: NTD105,864 million

4. Projected date of the investment: by capital budget plan

5. Source of capital funds: working capital

6. Specific purpose: capacity deployment

7. Any other matters that need to be specified: none

Exhibit 99.7

The Board of Directors Approved the Cancellation of Restricted Shares to Employees Stock Awards

1. Date of the board of directors’ resolution: 2021/04/28

2. Reason for capital reduction: The Restricted shares to employees will be returned to the Company and cancelled due to non-fulfillment of the vesting conditions.

3. Amount of capital reduction: NT$4,000,000

4. Cancelled shares: 400,000 shares

5. Capital reduction percentage: 0.0032%

6. Share capital after capital reduction: NT$124,220,014,930

7. Scheduled date of the shareholders meeting: N/A

8. Estimated no. of listed common shares after issuance of new shares upon capital reduction: N/A

9. Estimated ratio of listed common shares after issuance of new shares upon capital reduction to outstanding common shares: N/A

10. Please explain any countermeasures for lower circulation in shareholding if the aforesaid estimated no. of listed common shares upon capital reduction does not reach 60 million and the percentage does not reach 25%: N/A

11. The record date for capital reduction: 2021/04/28

12. Any other matters that need to be specified: None

Exhibit 99.8

The Board of Directors resolved to release the managerial officer from non-competition restrictions

1. Date of the board of directors’ resolution: 2021/04/28

2. Name and title of the managerial officer with permission to engage in competitive conduct:

Chitung Liu, Senior Vice President & CFO

3. Items of competitive conduct in which the officer is permitted to engage:

Chairman, United Semiconductor (Xiamen) Co., Ltd.

4. Period of permission to engage in the competitive conduct:

Same as the period of employment

5. Circumstances of the resolution (please describe the results of voting in accordance with Article 32 of the Company Act): Approved

6. If the permitted competitive conduct belongs to the operator of a mainland China area enterprise, the name and title of the managerial officer (if it is not the operator of a mainland China area enterprise, please enter “N/A” below): Chitung Liu, Senior Vice President & CFO

7. Company name of the mainland China area enterprise and the officer’s position in the enterprise: Chairman, United Semiconductor (Xiamen) Co., Ltd.

8. Address of the mainland China area enterprise:

No. 899, Wan Jia Chun Road, Xiang An, Xiamen, Fujian, P.R. China

9. Operations of the mainland China area enterprise: Sales and manufacturing of integrated circuits

10. Impact on the company’s finance and business: None

11. If the managerial officer has invested in the mainland China area enterprise, the monetary amount of the investment and the officer’s shareholding ratio: None

12. Any other matters that need to be specified: None

Exhibit 99.9

UMC’s donation to National Tsing Hua University

1. Date of occurrence of the event: 2021/04/28

2. Reason for the donation: For the renovation of Chun-Shan Concert Hall-United Microelectronics Corporation Hall and Liu Chung-Laung Memorial Hall

3. Total amount of the donation: NT$130 million

4. Counterparty to the donation: National Tsing Hua University

5. Relationship with the Company: None

6. Name and resume of independent director(s) that expressed an objection or qualified opinion: None

7. Objection or qualified opinion by the aforementioned independent director(s): None

8. Any other matters that need to be specified: None

Exhibit 99.10

The board of directors approved the investment in TGVest Asia Partners II(Taiwan), L.P.

1. Name and nature of the underlying assets (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g., dividend yield, etc.): TGVest Asia Partners II(Taiwan), L.P.

2. Date of occurrence of the event: 2021/04/28

3. Amount, unit price, and total monetary amount of the transaction:

Unit Price: N/A (due to the nature of Private Equity Fund)

Total monetary amount: No more than NT$1,200,000,000

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed): N/A

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7. Matters related to the current disposal of creditors' rights (including types of collaterals of the disposed creditor’s rights; if creditor’s rights over a related party, announcement shall be made of the name of the related party and the book amount of the creditor's rights, currently being disposed of, over such related party): N/A

8. Profit or loss from the disposal (not applicable in cases of acquisition of securities) (those with deferral should provide a table explaining recognition): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

According to Limited Partnership Agreement. Capital contributions by capital call notices.

10. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit: Based on the Board of Directors’ resolution.

11. Net worth per share of the Company’s underlying securities acquired or disposed of: N/A

12. Cumulative no. of shares held (including the current transaction), their monetary amount, shareholding percentage, and status of any restriction of rights (e.g., pledges), as of the present moment:

Cumulative volume: N/A; Monetary amount: No more than NTD1,200,000,000;

Percentage of holdings: N/A; Status of any restriction of rights: None

13. Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present:

Ratio of total assets: 38.28%;

Ratio of shareholder’s equity: 51.80%;

Working capital as shown in the most recent financial statement: NTD 93,345,963,000

14. Broker and broker’s fee: None

15. Concrete purpose or use of the acquisition or disposal: Long term investment

16. Any dissenting opinions of directors to the present transaction: None

17. Whether the counterparty of the current transaction is a related party: No

18. Date of the board of directors’ resolution: 2021/04/28

19. Date of ratification by supervisors or approval by the Audit Committee: 2021/04/28

20. Whether the CPA issued an unreasonable opinion regarding the current transaction: No

21. Name of the CPA firm: Kau Wei CPAs Firm

22. Name of the CPA: Wenching Tsai

23. Practice certificate number of the CPA: Tai Cai Zheng Deng (Six) Zi No. 1494

24. Whether the transaction involved in change of business model: No

25. Details on change of business model: N/A

26. Details on transactions with the counterparty for the past year and the expected coming year: None

27. Source of funds: Disposable funds of the company

28. Any other matters that need to be specified: None

Exhibit 99.11

UMC announced its operating results for the first quarter of 2021

1. Date of occurrence of the event: 2021/04/28

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

UMC Reports First Quarter 2021 Results

UMC announces partnership with customers for NT$100 billion capacity expansion at Fab 12A P6

First Quarter 2021 Overview:

‧Revenue: NT$47.10 billion (US$1.65 billion)

‧Gross margin: 26.5%; Operating margin: 16.2%

‧Revenue from 28nm: 20%

‧Capacity utilization rate: 100%

‧Net income attributable to stockholders of the parent: NT$10.43 billion (US$366 million)

‧Earnings per share: NT$0.85; earnings per ADS: US$0.149

United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the first quarter of 2021.

First quarter consolidated revenue was NT$47.10 billion, which increased 4.0% QoQ from NT$45.30 billion in 4Q20. Compared to a year ago, 1Q21 revenue was up 11.4% YoY from NT$42.27 billion in 1Q20. Consolidated gross margin for 1Q21 was 26.5%. Net income attributable to the stockholders of the parent was NT$10.43 billion, with earnings per ordinary share of NT$0.85.

Jason Wang, co-president of UMC, said, “Amid the semiconductor component shortage, we are working with our customers, suppliers and partners to alleviate the capacity tightness across the supply chain. In Q1, robust wafer demand led to full utilization in our manufacturing sites, bringing overall wafer shipments to 2.37 million 8-inch equivalents. For the quarter, our gross profit grew 15.2% QoQ to NT$12.49 billion which partly reflected higher contribution from our 28nm technologies. During the first quarter, we continued to see an increase in 28nm wafer shipments driven by strong wafer demand associated with digital TV, set top box and connectivity chips designed into smartphones. As a result, 28nm revenue grew 18% QoQ, representing 20% of our wafer business. Furthermore, we have started to ship 22nm products to fulfill consumer demand, leading to the recognition of 22nm wafer revenue in 1Q21. We foresee a significant pick up in 22nm product tape outs that will increase our 22/28nm product pipeline, optimize overall product mix and enhance UMC’s foundry share.”

Co-president Wang continued, “Looking into the second quarter, market demand will continue to outpace supply which will lift wafer shipments and blended ASP in USD. Recent market dynamics have provided us and our customers an opportunity to reinforce our capex strategy within our ROI boundary, while trying to alleviate the long term capacity constraint in the supply chain. Therefore, our Board of Directors has approved an investment plan which will expand the capacity at UMC Fab 12A capacity Phase 6 (P6) in Taiwan’s Tainan Science Park through an innovative, win-win partnership model with several leading global customers. The P6 expansion is scheduled for production in the second quarter of 2023, with total investment for the project earmarked at NT$100 billion. In addition to UMC’s previously announced 2021 CAPEX of US$1.5 billion, the bulk of which is allocated towards equipment for the company’s Fab 12A P5 site adjacent to P6, total UMC investment in the Tainan Science Park will reach approximately NT$150 billion over the next three years. The P6 program is supported by a multi-year product alignment between UMC and the involved customers that includes a loading protection mechanism that will ensure the P6 capacity is maintained at a healthy loading level. We look forward to leveraging our No. 1 worldwide foundry market position in multiple areas such as 28nm OLED driver IC production, so we may further strengthen UMC’s semiconductor industry relevance and capture new market opportunities down the road.”

Second Quarter 2021 Outlook & Guidance

‧Wafer Shipments: To increase by approximately 2%

‧ASP in USD: To increase by 3-4%

‧Gross Profit Margin: To challenge 30%

‧Capacity Utilization: 100%

‧2021 CAPEX: US$2.3 billion

6. Countermeasures: N/A

7. Any other matters that need to be specified: N/A

Exhibit 99.12

The Board of Directors resolved to issue the unsecured zero coupon euro exchangeable bonds

1. Date of the board of directors’ resolution: 2021/04/28

2. Name [issue no.__ of (secured, unsecured) corporate bonds of ___________ (company)]: United Microelectronics Corporation unsecured zero coupon euro exchangeable bonds

3. Total amount issued: no more than US$600 million

4. Face value per bond: temporarily set at US$200,000 each or any integral multiple thereof

5. Issue price: at par

6. Issuance period: temporarily set at five years

7. Coupon rate: temporarily set at 0%

8. Types, names, monetary values and stipulations of collaterals: N/A

9. Use of the funds raised by the offering and utilization plan: funding for purchasing machinery and equipment

10. Underwriting method: the UMC Chairman is authorized to determine according to the market situation

11. Trustees of the corporate bonds: the UMC Chairman is authorized to determine according to the market situation

12. Underwriter or agent: the UMC Chairman is authorized to determine according to the market situation

13. Guarantor(s) for the issuance: N/A

14. Agent for payment of the principal and interest: the UMC Chairman is authorized to determine according to the market situation

15. Certifying institution: the UMC Chairman is authorized to determine according to the market situation

16. Where convertible into shares, the rules for conversion: the UMC Chairman is authorized to determine according to the market situation

17. Sell-back conditions: the UMC Chairman is authorized to determine according to the market situation

18. Buyback conditions: the UMC Chairman is authorized to determine according to the market situation

19. Reference date for any additional share exchange, stock swap, or subscription: N/A

20. Possible dilution of equity in case of any additional share exchange, stock swap, or subscription:

The exchanged securities of the unsecured zero coupon euro exchangeable bonds are the common shares of Novatek Microelectronics Corp. held by the Company. There will be no dilution effect to the original shareholders’ equity.

21. Any other matters that need to be specified:

The unsecured zero coupon euro exchangeable bonds will be offered and issued after the effective registration with the Securities and Futures Bureau, Financial Supervisory Commission. Additional announcement will be made thereafter when terms and conditions are materialized.

Exhibit 99.13

United Microelectronics Corporation

April 7, 2021

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of March 2021.

1)	Sales volume (NT$ Thousand)

Period	Items	2021	2020	Changes	%
March	Net sales	16,619,555	14,570,408	2,049,147	14.06%
Year-to-Date	Net sales	47,097,012	42,267,847	4,829,165	11.43%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	4,841,600	4,799,100	23,565,975

Note: On December 16, 2020, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 170 million. The actual amount lent to USC(Xiamen) as of March 31, 2021 was US$ 0 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	19,066,253	18,896,712	106,046,886

Note: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020, October 29, 2020 and December 16, 2020, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 373 million and CNY¥ 1,969 million.

4)	Financial derivatives transactions :

aNot under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	1,367,040	0
Fair Value	0	0	(19,653)	0
Net profit (loss) from Fair Value	0	0	(19,712)	0
Written-off Trading
Contracts	0	0	8,685,102	0
Realized profit (loss)	0	0	5,318	0

Exhibit 99.14

United Microelectronics Corporation

For the month of March, 2021

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of February 28, 2021	Number of shares as of March 31, 2021	Changes
Senior Vice President Vice President Vice President Associate Vice President	Oliver Chang Francia Hsu Eric Chen Johnson Liu	1,420,589 1,291,000 1,505,000 536,413	1,311,589 1,266,000 1,465,000 511,413	(109,000) (25,000) (40,000) (25,000)
2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of February 28, 2021	Number of shares as of March 31, 2021	Changes
Vice President	Steven S Liu	470,000	1,000,000	530,000